DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

07024372

BROWNRUDNICK

One
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Center
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tel 617.856.8200
fax 617.856.8201

RECEIVED

June 11, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

SC.

SUPPL

RE: **Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)**
Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental documents required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

Press release dated 7 June 2007 – Option Expands Design and Engineering Capacity (**Exhibit 1**)

Press release dated 7 June 2007 – Option to Develop World's Smallest Wireless Module Optimized For Intel-Based Mobile Internet Devices (MID) (**Exhibit 2**)

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ~~ISRAELS~~ LLP

By:
Dorothy L. Puzio, Esq.

Enclosures

cc: Patrick Hofken, General Counsel and VP (via e-mail)
Lawrence M. Levy, Esq. (via e-mail)
Mark A. Dorff, Esq. (via e-mail)
James E. Bedar, Esq. (via e-mail)

dlw 6/12

EXHIBIT 1

OPTION
WIRELESS TECHNOLOGY

OPTION EXPANDS DESIGN AND ENGINEERING CAPACITY

LEUVEN, Belgium – June 7, 2007 – Option (Euronext: OPTI; OTC: OPNVY), the wireless technology company, announced today the acquisition of a team of engineers and laboratory facilities from BenQ Mobile GmbH & Co, the former Siemens AG mobile devices business.

Located in Kamp-Lintfort near Düsseldorf, Germany - a renowned centre for mobile telecommunications companies - the team of 50 highly qualified engineers adds more than 750 man-years of wireless experience and expertise to Option's global engineering capability.

Reporting to, and collaborating closely with Option's HQ engineering group in Leuven, the multi-disciplinary Kamp-Lintfort team, will focus on the development of embedded broadband cellular connectivity solutions for mobile internet devices – a new category of devices that is emerging between the PDA and laptop PC product categories that we know today. Existing engineering resources at Option's Leuven HQ will concentrate on extending the company's leadership in wireless data cards, USB devices, modules for laptops and wireless routers.

"With skilled engineers in short supply, this opportunity to acquire an established, highly skilled engineering team and fully-equipped facility was too good to miss." said Jan Callewaert, Option's CEO. "Our new team in Germany is ready to make an immediate impact on our drive into mobile internet devices and other new product lines for 2008."

Acquisition of state-of-the-art facilities in Kamp-Lintfort, including fully equipped laboratories, an advanced Electro-Magnetic Compatibility test chamber and office space, will require a one-off investment of €4 million. Total impact on operating expenses for 2007, mainly related to R&D, will be €3 million.

About Option

Option, the wireless technology company, is a leading innovator in the design, development and manufacture of 3G WCDMA (HSPA and UMTS), EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven and Düsseldorf (Germany), a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm (Sweden) and an ISO 9002 production engineering and logistics facility in Cork (Ireland). Option also has sales & support operations in the US, Japan, Hong Kong and Taiwan. For more information please visit www.option.com.

For more information please contact

Jan Callewaert, CEO
Tel +32 (0)16 317 411

Jan Poté, Marketing & Communications Manager
Tel + 32 (0) 475 92 55 82
E-mail: j.pote@option.com

EXHIBIT 2

OOPTION
WIRELESS TECHNOLOGY

OPTION TO DEVELOP WORLD'S SMALLEST WIRELESS MODULE OPTIMIZED FOR INTEL-BASED MOBILE INTERNET DEVICES (MID)

TAIPEI, Taiwan – June 7 2007 – Option N.V. (Euronext: OPTI; OTC: OPNVY), the wireless technology company, today announced a collaboration with Intel Corporation (NASDAQ: INT.C) to optimize WWAN modules for Mobile Internet Devices (MIDs) based on Intel's low power technologies.

Mobile Internet Devices (MIDs) are a new category of truly mobile consumer devices that deliver full Internet experience on the go. These MIDs rely on ubiquitous wireless connectivity and anytime internet access to deliver range of usages around communication, entertainment and information.

Option will deliver WWAN modules that meet the power, size and performance characteristics needed for Mobile Internet Devices in 2008. Two modules are currently in development and will be optimized for MIDs based on Intel low power processors and chipsets. The GTM 201 EDGE module, which will be attractive to major growth markets such as China, Latin America and Southern Africa, and the HSPA module, GTM501 are planned for the first half of 2008. Delivered in an LGA package measuring just 25 x 30 x 2.5 mm, the devices are respectively the world's smallest EDGE and HSPA WWAN modules.

Jan Callewaert, CEO Option, commented: "Delivering wireless modules that meet the requirements of Mobile Internet Devices is a major challenge and requires specific components and packaging techniques that are only now becoming available. We look forward to collaborating with Intel to optimize the WWAN module for Intel-based Mobile Internet Devices and helping identify customers that will be key to bringing these connected ultra mobile devices to life."

"Mobile Internet Devices (MIDs) present an exciting growth opportunity for the industry. Intel is innovating for this category by delivering a range of building blocks, including low power processors and chipsets, to our customers" said Anand Chandrasekher, Intel Corporation Senior Vice President and General Manager of the Ultra Mobility Group. "We expect MIDs to have a range of wireless technologies and collaborating with Option on WWAN solutions for the category will help fuel the demand."

Option is attending the Computex exhibition in Taiwan, June 5-9 (http://www.computextaipei.com.tw/).

About Option

Option, the wireless technology company, is a leading innovator in the design, development and manufacture of 3G WCDMA (HSPA and UMTS), EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm (Sweden), an ISO 9002 production engineering and logistics facility in Cork, Ireland. Option also has sales & support operations in the US, Japan, Hong Kong and Taiwan. For more information please visit www.option.com.

For more information please contact

Jan Callewaert, CEO
Tel +32 (0)16 317 411

Douglas Ros, Vice President Business Development
Tel +32 (0)16 317 411
E-mail: d.ros@option.com

END